

March 3, 2015

Via E-mail
Pierre Nanterme
Chief Executive Officer
Accenture plc
1 Grand Canal Square
Grand Canal Harbour
Dublin 2, Ireland

> **Re: Accenture plc**
> **Form 10-K for the Fiscal Year Ended August 31, 2014**
> **Filed October 24, 2014**
> **File No. 001-34448**

Dear Mr. Nanterme:

We have reviewed your February 20, 2015 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 10, 2015 letter.

Form 10-K for the Fiscal Year Ended August 31, 2014

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

Revenue Recognition, page F-9

1.   We note the proposed revision to your disclosure in response to prior comment 1. Please tell us what consideration was given to aligning your disclosure more closely to the definition of TPE than VSOE in your future filings. In this regard, your proposed disclosure indicates selling price of each element is based on the price charged when the element is sold separately on a regular basis, while you explain in your response that it is

the price of the vendor's largely interchangeable products or services in standalone sales to similarly situated customers. We refer you to ASC 605-25-30-6A and ASC 605-25-30-6B.

You may contact Amanda Kim, Staff Accountant, at (202) 551-3241 or Melissa Walsh, Staff Accountant, at (202) 551-3224 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3730 with any other questions.

Sincerely,

/s/ Craig D. Wilson *for*

Stephen Krikorian
Accounting Branch Chief